GIANT OIL & GAS INC.

Suite 4010, 246 Stewart Green S.W.
Calgary, Alberta, Canada
T3H 3X8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting of Shareholders (the “Meeting”) of Giant Oil & Gas Inc. (the "Company") will be held at Suite 1700 - 1185 West Georgia Street, Vancouver, British Columbia, on:

Thursday, August 11, 2010

at the hour of 10:30 AM  in the forenoon (Vancouver, British Columbia time) for the following purposes:

1.	to receive the financial statements of the Company for its fiscal year ended December 31, 2009 and the report of the Auditors thereon;

2.	to elect Directors;

3.	to authorize the Company’s Directors to appoint the Company’s auditor and to authorize the Directors to fix their remuneration;

4.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an information circular and proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Calgary, Alberta, this 15th day of July, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS

“Michael Nott”

PRESIDENT